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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X        Form 40-F
                                ---                 ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                             Yes               No  X
                                 ---              ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                             Yes               No  X
                                 ---              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes               No  X
                                 ---              ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

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     On November 7, 2005, the Board of Directors (the "Board") of Korea Thrunet
Co., Ltd. (the "Company") adopted a resolution to merge the Company into hanarotelecom incorporated ("hanarotelecom").

     The Company is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: the Company's corporate disclosure on the Board's resolution on the merger of the Company into hanarotelecom, filed with the Financial Supervisory Commission of Korea on
                   November 8, 2005.

     Pursuant to Article 440 of the Commercial Act of Korea and the Company's Articles of Incorporation, on November 9, 2005, the Company posted a notice on The Korea Economic Daily in Korea recommending its shareholders in Korea to submit their share certificates representing the shares of the Company to the Korea Securities Depositary during the period of November 9, 2005 to December 9, 2005. Regardless of whether the shareholders submit their share certificates during the above period, shareholders who did not object to the proposed merger during the previously announced objection period shall receive the shares of hanarotelecom in proportion to the merger ratio.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           KOREA THRUNET CO., LTD.



Date: November 14, 2005                    By:    /s/ Soon-Yub Samuel Kwon
                                               ---------------------------------
                                           Name:  Soon-Yub Samuel Kwon
                                           Title: CEO

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                                  EXHIBIT INDEX

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

Exhibit      Description
-------      -----------

99.1         The Company's corporate disclosure on the Board's resolution on the merger of the Company into hanarotelecom, filed with the Financial Supervisory Commission of Korea on November 8,
             2005.
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